UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25
NOTIFICATION OF LATE FILING

☐ Form 10-K   ☐ Form 10-KSB   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☒ Form 10-QSB   ☐ Form N-SAR

For Period Ended:  January 31, 2004

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 10-KSB	☐ Transition Report on Form 10-QSB
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

This notification relates to the entire Form 10-QSB.

PART I
REGISTRANT INFORMATION

Full name of registrant:	MedicalCV, Inc.
Former name if applicable:	Not applicable
Address of principal executive office:	9725 South Robert Trail
City, state and zip code:	Inver Grove Heights, MN 55077

PART II
RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q, Form 10-QSB, Form N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

During the third quarter of fiscal year 2004, the Company determined that certain costs previously classified as sales and marketing expenses should be classified as a reduction in net sales.  These costs consist of payments made to international distributors for assistance in marketing the Company’s products that are required to be reported as a reduction in net sales by EITF 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”.  Accordingly, the Company has changed the classification of these costs from sales and marketing expenses to a reduction of net sales and will amend its prior period financial information to reflect this change in classification.  This change in classification will have no effect on the Company’s previously reported operating losses, net losses or net losses per share.  The Company will amend certain previously filed financial statements to reflect this change in classification.

The Company requires additional time to complete financial statements for the quarter and nine months ended January 31, 2004, and the corresponding quarter and nine months ended January 31, 2003.  To restate its financial statements to reflect this treatment, the Company also will be filing an amendment to its Form 10-QSB for the quarter ended July 31, 2003, an amendment to its Form 10-QSB for the quarter and six months ended October 31, 2003, and an amendment to its Form 10-KSB for the fiscal year ended April 30, 2003.  The Company’s inability to file timely its Form 10-QSB could not be eliminated without unreasonable effort or expense.  The Company will file the Form 10-QSB that is the subject of this notification no later than the fifth calendar day following the prescribed due date for the Form 10-QSB.

PART IV
OTHER INFORMATION

(1)                                  Name and telephone number of person to contact in regard to this notification

John H. Jungbauer	(651) 234-6699
(Name)	(Telephone Number, including Area Code)

(2)                                  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  ☒ Yes  ☐ No

(3)                                  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes  ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MedicalCV, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 16, 2004	By	/s/ John H. Jungbauer
John H. Jungbauer
Vice President Finance / Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).